SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 333-09470
_____________________________________

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Minutes of the Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A. held on November 13, 2009
2.	Minutes of the Extraordinary General Shareholders’ Meeting of Vivo Participações S.A. held on November 13, 2009

 Item 1

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558118/0001-65 NIRE 31.300.025.357 Closely-held company MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING, HELD ON NOVEMBER 13, 2009.

1.           DATE, TIME AND PLACE: November 13, 2009, at 09:00 a.m., in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The call notice was dismissed, as established in paragraph 4 of article 124, of Law No. 6,404/76.

3.           ATTENDANCE: The meeting was attended by the Company´s sole shareholder, Vivo Participações S.A., representing 100% of the Company´s capital stock, in accordance with the register and signatures contained in the Corporate Book of Shareholders´ Attendance.

4. AGENDA:

(a)           analyze and resolve the Protocol (“Protocol”) and Instrument of Justification of the Merger of Telemig Celular Participações S.A. into Vivo Participações S.A. (“Vivo Part.”) executed by and among the management of the Company and of Telemig Celular Participações S.A., with the merger of the Company into Vivo Participações S.A. as the scope;

(b)           to acknowledge and ratify the retention made by the Managers of the Company and of Vivo Participações S.A., of the independent company Ernst & Young Auditores Independentes SS., responsible for the accounting valuation report of the net worth of the Company to be transferred to Vivo Participações S.A.;

(c)           to analyze and approve the appraisal report referred in item (b) above; and

(d)           to analyze and approve the merger of the Company into Vivo Participações S.A. and the implementation of such merger.

5.           CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy – Secretary.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558118/0001-65 NIRE 31.300.025.357 Closely-held company MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING, HELD ON NOVEMBER 13, 2009.

6.           RESOLUTIONS:

At the beginning of the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred including only a record of the resolutions taken, as allowed by article 130, first paragraph, of Law No. 6,404/76 (“Corporate Law”). The Chairman also announced that the documents relating to the agenda were available to the board and that such documents were previously made available to shareholders.

In addition, the Chairman clarified that, as known by the shareholders, the meeting had the purpose of resolving the merger of the Company, a wholly-owned subsidiary of Vivo Participações S.A., a publicly-held corporation, incorporated according to the laws of Brazil, with its head office in the city of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, Zip Code 04707-000, enrolled with the CNPJ/MF under No. 02.558.074/0001-73 (“Vivo Part.”), into Vivo Part. It was also pointed out that the proposed merger will continue the corporate structure simplification process initiated with the corporate restructuring which consisted of the merger into the Company of the totality of shares of its controlled company Telemig Celular S.A. (“TC”), making TC a wholly-owned subsidiary of the Company, followed by the merger of the totality of the Company´s shares not already owned by Vivo Part. into Vivo Part., making the Company a wholly-owned subsidiary of Vivo Part., which was approved by the shareholders of such companies, at the General Shareholders´ Meetings held on July 27, 2009 (“Corporate Restructuring”). It was also pointed out that, as was known by the shareholders, the merger of the Company into Vivo Part. would demand the previous approval of ANATEL, and that such merger was not contemplated in the Corporate Restructuring.

It was also announced that the present merger of the Company was submitted for the analysis and approval of the Agência Nacional de Telecomunicações – ANATEL, and the approval was obtained on November 04, 2009.

Finally, the Chairman informed the shareholders that since there are no non-controlling shareholders of the Company and because it is a wholly-owned subsidiary of Vivo Part., there will be no replacement of shares of the non-controlling shareholders of the Company for shares

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558118/0001-65 NIRE 31.300.025.357 Closely-held company MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING, HELD ON NOVEMBER 13, 2009.

issued by Vivo Part. In addition, it was stated that the intended merger will not result in the capital increase of Vivo Part. nor in a change to the equity interest of the shareholders of Vivo Part.

The shareholders analyzed the Agenda and resolved:

(a)          to approve the Protocol and Instrument of Justification of the Merger of Telemig Celular Participações S.A. into Vivo Participações S.A. (“Protocol”), executed on October 8, 2009, between the Company and Vivo Participações S.A. (“Vivo Part.”), which contemplates the merger of the Company into Vivo Part. The Protocol establishes the general terms and conditions of the intended transaction, its justifications, the evaluation criteria of the Company´s shares assets to be absorbed. The referred Protocol is attached to these minutes as Annex I. Additionally, considering that the Company is a wholly-owned subsidiary of Vivo Part. and that there are no other shareholders in the Company, there will be no dissenting shareholders nor the exercise of the withdrawal rights of the non-controlling shareholders of the Company, referred to in articles 136, IV, and 137 of the Corporate Law;

(b)          to ratify the retention done by the Management of the Company of the independent company Ernst & Young Auditores Independentes S.S., with head offices at Av. Presidente Juscelino Kubitschek, nº. 1830, Tower I, 5th and 6th floors, São Paulo/SP, Zip Code 04543-900, enrolled with the CNPJ/MF under No. 61.366.936/0001-25, for the appraisal of the net worth of the Company to be transferred to Vivo Part.;

(c)          to approve the valuation report of the Company´s net worth (“Valuation Report”), which establishes, based on the book value on August 31, 2009 , that the net worth of the Company is R$ 2,277,168,423.61 (two billion, two hundred seventy seven million, one hundred sixty eight thousand, four hundred twenty three Brazilian reais and sixty one cents), as indicated in the Valuation Report, prepared by the independent evaluation company, Ernst & Young Auditores Independentes S.S., whose retention was ratified by this general shareholders´ meeting and that is attached to this minutes as Annex II;

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558118/0001-65 NIRE 31.300.025.357 Closely-held company MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING, HELD ON NOVEMBER 13, 2009.

(d)          to approve, definitively and without any restriction, the merger of the Company into Vivo Part. in the total amount described in item (c) of these minutes, including the controlling shares of TC, as described and indicated in the Valuation Report, on the terms and conditions established in the Protocol, assuming Vivo Part. the assets and liabilities of the Company and succeeding it and all its rights and obligations, as set forth in law. It was also noted that, as a result of the merger approved herein, the Company shall be extinguished, being succeeded by Vivo Part., in all rights and obligations, as established in article 227 of the Corporate Law, and the Managers of the Company are authorized to take all the necessary measures to formalize the merger of the Company into Vivo Part., approved herein, before public entities and general third parties;

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholder acknowledged that it would be drawn up in the form of summary of the facts, on the terms and conditions of article 130, §1, of the Corporate Law.

VIVO PARTICIPAÇÕES S.A.. p.p. Breno Rodrigo Pacheco de Oliveira	Breno Rodrigo Pacheco de Oliveira Chairman
Michelle Morkoski Landy Secretary

Item 2

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

1.          DATE, TIME AND PLACE: November 13, 2009, at 2:00 p.m., in the City of Belo São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, ground floor, Auditorium, Morumbi, in accordance with the call notice made as provided in the Bylaws.

2.          CALL NOTICE: Called by the Call Notice published in the Oficial Gazette of the State of São Paulo - Diário Oficial do Estado de São Paulo (Empresarial - pages 4, 8 and 21 respectively) on October 30 and 31, 2009 and November 04, 2009, and in the newspaper “Valor Econômico” (pages B11, C8 and C3, respectively) on October 30 and 31, 2009 and November 04, 2009, with a new call notice, as per the Notice to Shareholders published on October 30, 2009, in the Official Gazette of the State of São Paulo - Diário Oficial do Estado de São Paulo (Empresarial – page 08) and in the newspaper “Valor Econômico” (page B11) on October 30 and 31, 2009 and on November 01 and 02, 2009, that rectify the publications previously made.

3.          AGENDA:

(a)         analyze and resolve the Protocol (“Protocol”) and Instrument of Justification of the Merger of Telemig Celular Participações S.A. into Vivo Participações S.A. (“Protocol”) executed by and among the management of the Company and of Telemig Celular Participações S.A.;

(b)         to acknowledge and ratify the retention made by the Managers of the Company and of TCP, of the independent company Ernst & Young Auditores Independentes SS., responsible for the accounting valuation report of the net worth of Telemig Celular Participações S.A that is to be transferred to the Company;

(c)         to analyze and approve the appraisal report referred in item (b) above;

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

(d)         to analyze and approve the merger of Telemig Celular Participações S.A into the Company and the implementation of such merger;

(e)         to analyze and approve the creation of the new office of Resources Vice-President, and the consequent amendment to the caput of Article 20 and the inclusion of item VII in Article 23 of the Company’s Bylaws; and

(f)          to restate the Bylaws of the Company.

4.          ATTENDANCE: Shareholders representing more than 88.91% of common shares and shareholders representing more than 39.88% of preferred shares, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance”. Also attending the meeting, in compliance with article 163, § 3º of Law No. 6,404/76, Ms. Fabiana Faé Vicente Rodrigues - member of the Audit Committee of the Company, as well as the representative of Ernst & Young Auditores Independentes, Mr. Cássio Oliveira Barbosa.

5.          CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy – Secretary.

6.          RESOLUTIONS:

Beginning the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred including only a record of the resolutions taken, as allowed by article 130, first paragraph, of Law No. 6,404/76 (“Corporate Law”). The Chairman also stated that the documents, proposals, voting or dissenting statements should be presented in writing to the board through the Secretary of the meeting. In addition, the Chairman stated that the documents related to the agenda were available to the board and that such documents were at the disposal of the shareholders in compliance with Instruction CVM

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

No. 319/99 since the publication of the conditions of the reorganization via the publication of the Notice of Material Fact dated of October 13, 2009.

Also, the Chairman clarified that, as it was known by all, the meeting had the purpose of resolving the merger of the wholly-owned subsidiary of the Company, Telemig Celular Participações S.A., a closely held company, incorporated in accordance with the Laws of Brazil, with head offices in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with CNPJ/MF under no. 02.558.118/0001-65 (“TCP”), into the Company. It was also pointed out that the proposed merger would continue the simplification process of the corporate structure initiated by the corporate restructuring which consisted of the merger into TCP of the totality of the shares that it did not already own of its controlled company Telemig Celular S.A. (“TC”), making TC a wholly-owned subsidiary of TCP, followed by the merger of the totality of the shares of TCP that Vivo Participações S.A. (“Vivo Part.” or “Company”) did not already own into Vivo Part., making TCP a wholly-owned subsidiary of Vivo Part., and that this corporate restructuring was approved by the shareholders of the companies on July 27th, 2009 (“Corporate Restructuring”). It was also pointed out that, as it was known by all the present shareholders, the merger of of TCP into the Company would demand the previous approval of ANATEL and such merger was not contemplated in the Corporate Restructuring.

It was also announced that the referred merger of TCP was submitted for the analysis and approval of the Agência Nacional de Telecomunicações – ANATEL and this approval was obtained on November 04, 2009.

Finally, the Chairman announced that since there are no non-controlling shareholders of TCP, and because it is a wholly-owned subsidiary of Vivo Participações S.A., there is no replacement of shares of the non-controlling shareholders of TCP for shares of the Company.  In addition, it was stated that the intended merger shall not result in a capital increase of the Company nor will it cause any change in the equity interest of the shareholders of the Company.

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

The shareholders analyzed the Agenda and resolved:

(a)         to approve, unanimously, the Protocol and Instrument of Justification of the Merger of Telemig Celular Participações S.A. into Vivo Participações S.A. (“Protocol”), executed on October 08, 2009, entered by and among the Company and Telemig Celular Participações S.A. (“TCP”), which contemplates the merger of TCP into the Company. The Protocol establishes the terms and general conditions of the intended transaction, its justifications, the shares and assets appraisal criteria to be merged into the Company, having the Board of Directors and the Audit Committee of the Company issued a favorable opinion about the referred Protocol, that is attached to this minutes as Annex I. Additionally, considering that TCP is a wholly-owned subsidiary of the Company and that there are no other shareholders in TCP, there will be no dissenting shareholders nor the exercise of the withdrawal rights of the non controlling shareholders of TCP, referred to in articles 136, IV and 137 of the Corporate Law;

(b)        to ratify, unanimously, the retention done by the Management  of the Company of the independent company Ernst & Young Auditores Independentes SS., with head officers at Av. Presidente Juscelino Kubitschek, nº. 1830, Torre I, 5º e 6º andares, São Paulo/SP, CEP 04543-900, enrolled with the CNPJ/MF under No. 61.366.936/0001-25, for the appraisal of the net worth of TCP to be transferred to the Company;

(c)         to approve, unanimously, the valuation report of the net worth of TCP (“Valuation Report”), which establishes, based on the book value on August 31, 2009, that the net worth amount of TCP to be merged into the Company in the amount of R$ 2,227,168,423.61 (two billion, two hundreds and seventy and seven million, one hundred and sixty-eight thousand, four hundred and twenty-three reais and sixty-one cents), as indicated in the Valuation Report, prepared by the independent company, Ernst & Young Auditores Independentes S.S. which retention was ratified by this general shareholders’ meeting and that is attached to this minutes as Annex II;

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

(d)          to approve, unanimously, definitively and without any restriction, the merger of the net worth of TCP into the Company, in the amount described in item (c) of this minutes, including the controlling shares of TC, as described and indicated in the Valuation Report, in the terms and conditions set forth in the Protocol, assumption by the Company of the assets and liabilities of TCP and succeeding in all rights and obligations, as set forth in law. It was also noted that, as a result of the merger herein approved, TCP will be duly extinguished and succeeded by the Company, in all rights and obligations, as set forth in article 227 of Corporate Law and the Managers of the Company are authorized to take necessary measures for the finalization of the merger of TCP into the Company, herein approved, before public entities and third parties in general;

(e)          to approve, unanimously, the creation of the new office of Resources Vice-President. In light of the approval of the creation of the new office of Resources Vice-President, the shareholders resolved to amend the caput of Article 20, as well as the inclusion of item VII in Article 23 of the Company’s Bylaws that shall be enforce as follows:

Article 20. The Board of Officer shall comprise 7 (seven) members, either shareholders or not, who resident in Brazil, elected by the Board of Directors, to take the following offices:

a)	Chief Executive Officer;
b)	Executive Vice-President Finances, Planning and Control;
c)	Executive Vice-President for Operations;
d)	Executive Vice-President for Marketing and Innovation;
e)	Executive Vice-President for Nets;
f)	Executive Vice-President for Regulation; and
g)	Vice-President for Resources.

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

(...)

Article 23. The following are the specific incumbencies of each member of the Board of Directors:

(...)

VII.	Vice-President for Resources:

a)	to acquire assets, products and services;
b)	to develop and to implement processes and activities related to the safety and management; and
c)	exercise other incumbencies that are determined by the Board of Directors, directly or by the definition of the Internal Regiment of the Company

(f)           to restate the Bylaws of the Company, that shall be in force as the wording set forth in Annex III attached to this minutes, that already reflects the resolutions herein taken.

As nothing else was left to be discussed, these minutes were read, approved and executed, and the shareholders’ legal representatives have acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph first, of Corporate Law. It was also determined that, as authorized by article 130, paragraph second, of Corporate Law, the publication of these minutes shall occur with the omission of the shareholders´ representatives signatures.

Signatures: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy – Secretary. Shareholders: SUDESTECEL PARTICIPAÇÕES LTDA; TBS CELULAR PARTICIPAÇÕES LTDA;PORTELCOM PARTICIPAÇÕES S.A;AVISTA PARTICIPAÇÕES LTDA;TAGILO PARTICIPAÇÕES LTDA represented by Breno Rodrigo Pacheco de Oliveira;

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST ;NORGES BANK ;VANGUARD INVESTMENT SERIES, PLC ;VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS;RIVERSOURCE INTERNATIONAL MANAGERS SERIES, INC. - RIVERSOURCE PARTNERS INTERNATIONAL SMALL CAP FUND;MACQUARIE INVESTMENT MANAGEMENT LIMITED AS RESPONSIBLE ENTITY FOR WELLINGTON MANAGEMENT PORTFOLIOS (AUSTRALIA) - EMERGING MARKETS EQUITY PORTFOLIO;AUSTRALIAN REWARD INVES ALLIANCE;SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND;STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST;JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B;ALASKA PERMANENT FUND;BB & T INTERNATIONAL EQUITY FUND;THE BRAZIL MSCI EM MKTS;INDEX COMMON TRUST FU;CAISSE DE DEPOT ET PLACEMENT DU QUEBEC;CIBC EMERGING MARKETS INDEX FUND;COLLEGE RETIREMENT EQUITIES FUND;ELFUN DIVERSIFIED FUND;EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND;EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B;FAIRFAX COUNTY EMPLOYEES RETIREMENT SYSTEM;GE ASSET MANAGEMENT CANADA FUND - EMERGING M. EQUITY SECTION;GE FUNDS;GENERAL ELECTRIC PENSION TRUST;GEUT EMERGING EQUITY PASSIVE 1;IBM SAVINGS PLAN;IMPERIAL EMERGING;ECONOMIES POOL;INSTITUTIONNEL 3D;JOHN DEERE PENSION TRUST;PENSIONSKASSERNES ADMINISTRATION A/S;SPDR S&P EMERGING LATIN;AMERICA ETF;SPDR S AND P EMERGING MARKETS ETF;STATE ST B AND T C INV;F F T E RETIR PLANS;STATE STREET EMERGING MARKETS;THE MASTER T B OF;JAPAN LTD RE MTBC400035147;TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.;UPS PENSION PLAN;UPS RETIREMENT PLAN;USAA CAPITAL;GROWTH FUND;VANGUARD EMERGING MARKETS STOCK INDEX FUND;VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF;WELLINGTON;MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.;WELLINGTON TRUST COMPANY N.A.;WILMINGTON MULTI-MANAGER INTERNATIONAL FUND;COUNTY;EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY;EXCEL LATIN AMERICA FUND;FIDELITY INVEST TRUST LATIN AMERICA FUND;JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND;JOHN HANCOCK TRUST; INTERN EQUITY INDEX TRUST A;THE TEXAS EDUCATION AGENCY;VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS;ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND;NORTHERN TRUST QUANTITATIVE FUND PLC;PPL SERVICES CORPORATION MASTER TRUST;THE PUBLIC EDUCATION EMP RET SYSTEM OF MISSOURI;THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI;RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; TEACHER

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING HELD ON NOVEMBER 13, 2009.

RETIREMENT SYSTEM OF TEXAS;PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP;GE INVESTMENTS FUNDS, INC.;GE INSTITUTIONAL FUNDS;LAUDUS;ROSENBERG INTL DISCOVERY FUND;STATE OF CONNECTICUT;RETIREMENT PLANS AND TRUST FUNDS;ILLINOIS STATE BOARD OF INVESTMENT;PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS;ISHARES MSCI BRAZIL (FREE) INDEX FUND;BARCLAYS GLOBAL INVESTORS NA;BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD;EMERGING MARKETS SUDAN FREE;EQUITY INDEX FUND;EMERGING MARKETS INDEX FUND E;FIDELITY FUNDS - LATIN AMERICA FUND;ING FOREIGN FUND;STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.;ING ARTIO FOREIGN PORTFOLIO;NEW YORK STATE NURSES ASSOCIATION PENSION PLAN;THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTM;FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST;STATE OF NEW JERSEY COMMON PENSION FUND D;BELL ATLANTIC MASTER TRUST;JOHN HANCOCK TRUST;DISCIPLINED DIVERSIFICATION TRUST;UNIVERSITY OF SOUTHERN CALIFORNIA;EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE;BENEFIT PLANS - EMERGING MARKETS EQUITY FUND;IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM;AMETEK INC, EMPLOYEES M R T T B O N Y A TRUSTEE;GLOBAL INVESTMENT FUND;THE GMO ERISA POOL;THE GMO FOREIGN FUND SERIES;WEST VIRGINIA INVESTMENT MANAGEMENT BOARD;SOUTHERN CA ED C N F Q C D M T F S O A P V N G STA;THE BOSTON COMPANY EMERGING MARKETS;CORE EQT FUND;SCOTIA LATIN AMERICAN GROWTH FUND;TEKTRONIX MASTER RETIREMENT TRUST;CALAMOS INTERNATIONAL GROWTH FUND;CALAMOS EVOLVING WORLD GROWTH FUND;FORTIS L FUND EQUITY LATIN AMERICA;NEW YORK;STATE DEFERRED COMPENSATION PLAN;THE GENERAL RETIREMENT SYSTEM OF THE CITY OF DETROIT;WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO;CITY OF FRESNO RETIREMENT SYSTEMS;COMMONWEALTH OF;PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM;FIDELITY;FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND;KENTUCKY RETIREMENT SYSTEMS;BALENTINE INTERNATIONAL EQUITY FUND SELECT, L.P.;FORTIS L FUND EQUITY BRAZIL represented by Daniel Alves Ferreira

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Vivo Participações S.A., held on November 13, 2009, drawn up in the appropriate book.

Michelle Morkoski Landy
Secretary – OAB/SP No. 178.637

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	November 18, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer